SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
SECTION 240.13d-2(a)

(Amendment No. 5)*

Kimball International, Inc.
(Name of Issuer)

Class A Common Stock $0.05 Par Value
(Title of Class of Securities)

494274 20 2
(CUSIP Number)

James C. Thyen 1600 Royal Street Jasper, IN 47549 (812) 482-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 494274 20 2

1	Names of reporting persons James C. Thyen
2	Check the appropriate box if a member of a group (see instructions)
	(a)	☐
	(b)	☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:		7	Sole Voting Power: -0-
		8	Shared Voting Power: -0-
		9	Sole Dispositive Power: -0-
		10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11: 0%
14	Type of Reporting Person IN

Item 1.  Security and Issuer
This Statement on Schedule 13D/A relates to the Class A Common Stock, $0.05 Par Value, of Kimball International, Inc. (the "Company"), whose principal executive offices are located at 1600 Royal Street, Jasper, Indiana 47549.
Item 2.  Identity and Background
This Statement on Schedule 13D/A is filed with the Securities and Exchange Commission by James C. Thyen.
As of October 30, 2014, Mr. Thyen's principal occupation was President and Chief Executive Officer of the Company, and his business address was 1600 Royal Street, Jasper, Indiana 47549. On October 31, 2014, Mr. Thyen retired from the Company.
During the past five years, Mr. Thyen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the past five years, Mr. Thyen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Mr. Thyen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Thyen is a citizen of the United States.
Item 3.  Source and Amount of Funds or Other Consideration
Not applicable. See Item 4 for a description of shares of Class A Common Stock converted by Mr. Thyen into shares of Class B Common Stock.
Item 4.  Purpose of Transaction
The Company, Mr. Thyen, and other key Share Owners completed several actions leading up to the October 31, 2014 spin-off of the Kimball Electronics, Inc. subsidiary of Kimball International, Inc.
On October 30, 2014, 950,476 shares of Class A Common Stock beneficially owned by Mr. Thyen were converted into Class B Common Stock, including 548,645 shares of Class A Common Stock which he personally held, 20,000 shares of Class A Common Stock held by Mr. Thyen's wife, and 381,831 shares of Class A Common Stock held by a trust for which Mr. Thyen's wife served as trustee. After the conversion, Mr. Thyen beneficially owned no shares of Class A Common Stock and less than 5% of the outstanding shares of Class B Common Stock.
Pursuant to the Company’s Amended and Restated Articles of Incorporation, if at any time the number of shares of Class A Common Stock issued and outstanding was less than 15% of the total number of issued and outstanding shares of both Class A Common Stock and Class B Common Stock, all of the rights, preferences, limitations and restrictions relating to Class B Common Stock shall become the same as the rights, preferences, limitations and restrictions of Class A Common Stock, without any further action of or by its Share Owners, and all distinctions between Class A Common Stock and Class B Common Stock shall be eliminated so that all shares of Class B Common Stock are equal to shares of Class A Common Stock with respect to all matters, including without limitation, dividend payments and voting rights.
This conversion along with the conversions of other key Share Owners has reduced the number of outstanding shares of Class A Common Stock so that, after such conversions, the outstanding shares of Class A Common Stock represented less than 15% of the total number of issued and outstanding shares of both Class A Common Stock and Class B Common Stock. The elimination of such distinctions, which occurred on October 30, 2014, is referred to as the “stock unification.” As a result of the stock unification, Class A Common Stock and Class B Common Stock now vote as a single class (except as otherwise required by applicable law) on all matters submitted to a vote of the Company’s Share Owners.
On October 29, 2014, Mr. Thyen retired from the Board of Directors of the Company, and on October 31, 2014, Mr. Thyen retired as President, Chief Executive Officer of the Company. The Board of Directors of the Company amended its Bylaws, effective on October 31, 2014, to change the number of directors from 11 to 7, and to remove references to holders of Class A Common Stock and Class B Common Stock.
On November 3, 2014, Kimball International, Inc. Class B Common Stock began trading on The NASDAQ Stock Market under the ticker symbol “KBAL”. The Company’s previous ticker symbol “KBALB” has been retired.

Item 5.  Interest in Securities of the Issuer

(a)	Amount beneficially owned: See item 11 on the cover page. Percent of class: See item 13 on the cover page.
(b)
Sole power to vote or to direct the vote: See item 7 on the cover page.
Shared power to vote or to direct the vote: See item 8 on the cover page.
Sole power to dispose or to direct the disposition of: See item 9 on the cover page.
Shared power to dispose or to direct the disposition of: See item 10 on the cover page.

(c)	Except as described in Item 4 above, there have been no transactions with respect to Class A Common Stock during the sixty days prior to the date of this Schedule 13D/A by Mr. Thyen.
(d)	Not applicable.
(e)
After the conversion of Mr. Thyen's Class A Common Stock to Class B Common Stock on October 30, 2014, Mr. Thyen ceased to own any shares of Class A Common Stock, and also beneficially owns less than 5% of the outstanding shares of Class B Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.  Material to be Filed as Exhibits
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2014

/s/ James C. Thyen
JAMES C. THYEN